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                               September 14, 2021

       Yizhe Wang, Ph.D.
       Chief Executive Officer
       LianBio
       103 Carnegie Center Drive, Suite 215
       Princeton, NJ 08540

                                                        Re: LianBio
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
2, 2021
                                                            CIK No. 0001831283

       Dear Dr. Wang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Cover Page

   1. We note your response to prior comment 1 and we reissue. Please revise your cover page to provide prominent
disclosure about specific legal and operational risks associated with being based in or
having the majority of the company   s operations in China and Hong
                                                        Kong. Your cover page
disclosure should:
                                                            Make clear whether
these risks could result in a material change in your operations and/or the value
of your ADSs, could significantly limit or completely hinder your ability to offer
or continue to offer securities to investors, and could cause the value of such securities
to significantly decline or be worthless.
 Yizhe Wang, Ph.D.
FirstName
LianBio LastNameYizhe Wang, Ph.D.
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              2021
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               Address how recent statements and regulatory actions by China
s government, such
             as those related to the use of variable interest entities and data security or anti-
             monopoly concerns, has or may impact the company   s ability to
conduct its business,
             accept foreign investments, or list on an U.S. or other foreign exchange.
         Additionally, your prospectus summary should be revised to address in greater detail, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. We note your response to prior comment 2 and we reissue in part. On the cover page itself, please clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. To that end:
             Clearly disclose that investors in the ADSs are purchasing equity securities of
              LianBio, a Cayman Islands exempt holding company, rather than equity securities of your subsidiaries that have substantive business operations in the U.S. and China.
             Please identify the names of the subsidiaries that conduct your operations in the U.S.
              and China as you have in your organization structure chart, and indicate whether in the prospectus you will refer to LianBio and its subsidiaries, including but not limited to its operating company subsidiaries, as a group.

Prospectus Summary, page 1

3. We note your response to prior comment 4 and we reissue in part. We note that you have revised your disclosure on page 8 to describe potential permissions required from PRC entities to issue your ADS securities to foreign investors. Please further revise your prospectus summary to disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate your business, and affirmatively state whether you and your subsidiaries have received each such requisite permissions and whether any such permissions have been denied.
4. We note your response to prior comment 5 and we reissue in part. In the prospectus summary itself, please expand your disclosure regarding how cash is transferred through your organization to:
             Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries during the time period covered by your registration statement, and direction of transfer. If no such flows or transfers occurred, please so state.
             Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. If no such dividends or distributions have been paid, please so state.
             Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
             Describe any restrictions and limitations on your ability to distribute earnings from
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              your businesses, including subsidiaries, to the parent company and U.S. investors.
5. We note your response to prior comment 9 and we reissue in part. In your risk factors summary, please expand your disclosure of the risks that your corporate structure and
         being based in or having the majority of the company   s operations in
China and Hong
         Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss:
             Risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice;
             The risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China based issuers, which could result in a material change in your operations and/or the value of your ADSs; and
             Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Our Pipeline, page 2

6. We note your response to prior comment 7 and we reissue in part. With regard to
         NBTXR3, we note your response that your response letter states that the Company is not currently pursuing this candidate for the treatment of STS "in China," whereas your revisions to footnote 2 to the pipeline table states: "At present, [the Company is] not pursuing NBTXR3 in relation to this soft tissue sarcoma indication." As it does not appear to be otherwise addressed in your prospectus disclosures, please confirm whether or not the Company is currently pursuing NBTXR3 for the treatment of STS in any of its other licensed territories in the world. We reiterate that if the Company will not be involved in the further development or commercialization of NBTXR3 for STS in its licensed jurisdictions, it would appear that this program is not sufficiently material to your operations to warrant highlighting it in the pipeline table. Please explain in your response why you believe it is appropriate to include NBTXR3 for STS in the pipeline table, making clarifying revisions to your narrative disclosures throughout the registration statement as appropriate, or remove.
Risk Factors, page 18

7. We note your response to prior comment 13 and we reissue in part. Please further revise your disclosure to:
             Separately highlight as a risk factor, under appropriate caption, that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs.
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                Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expenses, page 122

8. We note your response to comment 14. Your disclosure on page 123 indicates most of your research and development expense relates to licensing fees. Please provide a breakdown of licensing fees by the the programs described on page 129. Our Pipeline
Our strategy to seek regulatory approval of NBTXR3 in China, page 150

9. We note that you have revised your pipeline disclosure to discuss your estimates of the addressable market for various product candidates. For instance, we note the following statement on page 150 regarding NBTXR3: "We believe NBTXR3 has the potential to be used in the treatment of up to 925,000 patients in China each year across our current potential solid tumor target indications, including an estimated 25,000 patients with locally advanced head and neck cancer, up to 150,000 patients with other solid tumors
         (with or without additional chemotherapy), and up to 750,000 patients in combination with radiotherapy and immunotherapy." Please expand this and all similar disclosures to describe how you developed these beliefs and estimates, and provide the sources upon which you are basing your calculations as well as any material assumptions and limitations associated with your estimates.
Nanobiotix License, Development and Commercialization Agreement, page 171

10. With respect to the Nanobiotix Agreement, we note your reference on pages 170-171 of the amendment to "tiered low double-digit royalties." Please revise to narrow the royalty range disclosed for this agreement to no more than ten percentage points.
Note 3. Material Agreements, page F-16

11. We note your response to comment 22. With respect to the conversion of Myokardia warrants and Tarsus warrants, the conversion would be calculated based on the fair market value of Lian Cardivascular, Lian Bio and the appreciation of the value in the Lian
         Ophthalmology, respectively. You also state that the QED warrants may be converted into ordinary shares of the Company. Please address the following:
             As the warrants have a conversion feature to convert from shares of a subsidiary of the company into the shares of the Company, please provide us a detailed analysis of why you believe the conversion features for your agreements is clearly and closely
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              related to the host instrument.
                Explain why you believe the settlement amount is for a fixed number of shares. Refer to ASC 815-15-25-1c.
                Disclose the terms of the conversion feature of the QED warrants into the Company's common stock.
                For the MyoKardia warrants, you disclose on page F-16 two different ways the warrants may convert into the Company's common stock. Please clarify which methodology is appropriate or clarify how the two methodologies are used to determine the conversion rate into the Company's common stock.
                For all of your agreements, disclose the number of shares of the Company's common stock the warrants could convert into at the end of each period presented.
                We acknowledge your response to the third bullet of comment 22. In order for us to understand your conclusion that the warrants are indexed to the Company's stock, please tell us the nature of the operations of Lian Cardiovascular and Lian Oncology and why you believe, if such is the case, that these entities represent substantive subsidiaries. Refer to ASC 815-40-15-5C. In this regard, we note in your response that the warrants issued to purchase shares of Lian Oncology were issued on the same date as the Seed Funding, which appears to imply Lian Oncology was recently formed and not a substantive subsidiary. In addition, clarify why you believe the warrants to purchase 170,000 ordinary shares in Lian Cardiovascular, valued at $33.8 million, is an appropriate valuation in relation to Lian Cardiovascular's operations.
              Tell us when Lian Cardiovascular was formed and the extent that Lian
              Cardiovascular contributes to your results of operations. Tell us how the value of the warrants compares to the total enterprise value of the Company.
12. For each agreement discussed in Notes 3 and 12 in which milestone payments are payable, provide a breakdown of the amount of payments due for each type of milestone (e.g.
         development, regulatory, and sales).
13. Refer to your response to the last bullet of comment 20 with respect to your Pfizer
         Strategic Collaboration discussed on page F-16. Please address the following:
             Please help us understand why you believe the Pfizer agreement does not represent a collaborative arrangement as defined under ASC 808-10-20. Based on Exhibit 10.12, it appears that your collaboration agreement with Pfizer falls under ASC 808. In this respect we note that Pfizer is providing funding for development costs and actively participates in the joint steering and collaboration committees. We also note that
              Pfizer has certain Opt-In and Right of first negotiation rights discussed in Articles 2 and 3 of the agreement and Pfizer has the right to a license for all Inventions invented or otherwise developed or generated jointly by both Parties as discussed in Article 6.
             ASU 2018-18 discusses certain transactions between collaborative participants that should be accounted for as revenue under ASC 606. Please clarify why your collaborative arrangement does not fall under ASC 606, in which case it would appear the payments would be recorded as deferred revenue until the qualifying expenses have been incurred.
 Yizhe Wang, Ph.D.
LianBio
September 14, 2021
Page 6
             You appear to be an early stage biotech in which research and development activities would be part of your ongoing major and central operations. Since research and development activities appear to be part of your ongoing major and central operations, it does not appear that recording the upfront payment as a reduction of research and development is appropriate. Refer to 808-10-55-5 by analogy. Please revise your policy or tell us why recording the amount as contra-research and development expense is appropriate.
Notes to Consolidated Financial Statements
Note 9. Equity
Non-controlling Interest, page F-26

14. You state on page 10 that all of your subsidiaries are 100% owned. However, you have classified the warrants issued at the subsidiary level as non-controlling interest, even though those warrants are unexercised as of the the end of each period presented. Please tell us why classification as a non-controlling interest is appropriate.
       You may contact Mary Mast at 202-551-3613 or Christie Wong at 202-551-3684 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Celeste Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameYizhe Wang, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameLianBio
                                                           Office of Life
Sciences
September 14, 2021 Page 6
cc:       Thomas Danielski
FirstName LastName